The Descartes Systems group inc. Corporate Headquarters 120 Randall Drive, Waterloo, Ontario, Canada N2V 1C6 Telephone (519) 746-8110 • Fax (519) 746-1984 www.descartes.com

September 8, 2010

VIA EDGAR

Cecilia Blye, Chief
Office of Global Security Risk
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC  20549

Re:       The Descartes Systems Group Inc.
Form 40-F for the Fiscal Year Ended January 31, 2010
Filed April 30, 2010
File No. 0-29970

Dear Ms. Blye:

This letter is in response to the comment of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 24, 2010 to The Descartes Systems Group Inc. (the “Company”).  For ease of reference, the comment is printed below in italics and is followed by the Company’s response.

Comment:

1.
We note the disclosure on pages 16-17 of Exhibit 99.1 that you conduct business in the Middle East, Africa, and Latin America, regions that are generally understood to include Iran, Syria, Sudan, and Cuba.  It also appears from the Global Trade Compliance section of your website that you offer customers solutions that provide information on various trade compliance regulations, including those of Cuba.  Cuba, Iran, Sudan, and Syria are countries that are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  We note that your Form 40-F does not include disclosure regarding contacts with Cuba, Iran, Sudan, and Syria.

Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, if any, whether through subsidiaries, distributors, resellers or other direct or indirect arrangements.  Your response should describe any goods, services, technology, or information that you have provided into Cuba, Iran, Sudan, and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Response:

Except as described below, the Company (including, for purposes of this response, its subsidiaries) has not in the past, does not currently and does not anticipate having employees, offices or customers in any of Iran, Syria, Sudan, or Cuba (individually, a “Country” and collectively, the “Countries”).  Also, except as set forth below, the Company has not specifically authorized any of its resellers or referral partners (individually, an “Authorized Agent” and collectively, the “Authorized Agents”) to engage in any such business on the Company’s behalf.

Further, except as described below, the Company has not in the past, does not currently and does not anticipate shipping its goods or technology or providing services in the Countries.  The Company also has not in the past, does not currently and does not anticipate having any agreements or arrangements with the governments of the Countries or, to its knowledge, entities controlled by those governments.

As part of its regular product offering, the Company’s Global Trade Compliance products provide the Company’s customers with assistance in the customs filing processes of several countries.  This service offering assists the Company’s customers in meeting global trade requirements in countries throughout the world.  As part of its services, the Company, a Canadian entity, provides a service to a single Canadian headquartered air cargo carrier (the “Customer”) to assist the Customer in making electronic filings with the Cuban customs authorities for its cargo flights inbound to Cuba.  Cuba, like many countries, has an advance notification requirement whereby, prior to arrival of a flight, the Cuban customs authorities must receive electronic information about the flight and its cargo.  This service operates as follows:

•	The Customer provides the Company with electronic messages about the flight and its cargo;

•	The Company extracts information from those messages and creates a new message in the format that the Cuban customs authorities require;

•
The Company uploads, via the Internet, the new message to a web service operated by the Cuban customs authorities and, if the upload should fail, e-mails the information to the Cuban customs authorities; and

•	The Company advises the Customer that the message has been delivered.

The Company charges the Customer CAD$500 per month for this service, representing less than 0.0082% of the Company’s fiscal 2010 consolidated global revenues.

The foregoing services are provided to the Customer outside the United States of America, do not involve any United States origin goods or services and do not, to the Company’s knowledge, involve any persons subject to the jurisdiction of the United States as defined in the Cuban Asset Control Regulations 31 C.F.R. Part 515.329 (“CACR”).  Consequently, the services are not subject to United States jurisdiction and do not violate the CACR.  In performing the services for the Customer, the Company is in compliance with all applicable laws, including the laws of Canada.  The Company notes in this regard that the Government of Canada has invoked the Foreign Extraterritorial Measures Act to limit the ability of Canadian companies, including the Company, to comply with the United States embargo of Cuba.

In addition, the Company, a Canadian entity, has an Authorized Agent in South Africa with a sales territory defined as “Africa and Middle East”. The Authorized Agent is authorized to sell the Company’s “Roadshow” product, which allows end users to plan and execute delivery routes for trucks.  The Company recently determined that the Authorized Agent submitted an order for Roadshow for an end purchaser in June 2009, which order contained a corporate address for that end purchaser which stated only “Khartoum”.  The Company received US$22,715 in fees from the order, representing less than 0.03% of the Company’s fiscal 2010 consolidated global revenues.  Following this determination, the Company notified the Authorized Agent that it may not sell the Company’s products or services in Sudan.

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss our response in this letter, please feel free to contact me at 519.746.6114, or the Company’s outside U.S. counsel, Laurie A. Cerveny, at 617.951.8527.

Sincerely,

                /s/ J. Scott Pagan
J. Scott Pagan

cc:	Pradip Bhaumik, U.S. Securities and Exchange Commission
Laurie A. Cerveny, Bingham McCutchen LLP